Exhibit 99.1

EHang Secures Production Certificate from CAAC, Clearing Path for Mass Production of EH216-S Pilotless eVTOL Aircraft

Guangzhou, China, April 7, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced that EHang has successfully obtained the Production Certificate (“PC”) for its EH216-S passenger-carrying pilotless electric vertical takeoff and landing (“eVTOL”) aircraft issued by the Civil Aviation Administration of China (“CAAC”), which is the world’s first PC granted in the global eVTOL industry. Following the groundbreaking obtaining of the Type Certificate (“TC”) and the Standard Airworthiness Certificate (“AC”) for the EH216-S, this remarkable achievement is another significant leap towards mass production for the eVTOL aircraft and the following commercial operations.

The PC granting ceremony was held at the International Conference Center of Huangpu District, Guangzhou today. Distinguished guests included Mr. Yinsong Xian, District Mayor of Huangpu District, Guangzhou; Mr. Wei Wang, Deputy Mayor of Yunfu City, Guangdong Province; Mr. Heyong Lin, Director of the Airworthiness Division of the Central-South Regional Administration of the CAAC; and Mr. Huazhi Hu, Founder, Chairman and CEO of EHang, among others.

The PC is a critical certificate issued by the national aviation authority, the CAAC, to the aircraft manufacturer. Securing this certificate indicates that EHang has established a mass production quality management system that meets the CAAC’s airworthiness regulatory requirements, and the Company has been authorized for continued mass production. It is also a robust assurance for the product quality produced by EHang. The mass production quality management system for the EH216-S encompasses raw materials, supplier management, production organization, production quality control, aircraft pre-delivery test, after-sales repair and maintenance, etc. The system establishes clear guidelines and documentation for every step in the production procedure, ensuring comprehensive traceability and safety control to guarantee that each aircraft and its components rolling off the production line are in strict compliance with the approved type design and safety requirements.

During the PC certification process, the review team of the Central-South Regional Administration of the CAAC conducted a comprehensive document review and on-site verification and validation from multiple perspectives of quality, production, testing and after-sales, based upon the Regulations on Certification of Civil Aviation Products and Parts (CCAR-21-R4), and the Production Approval and Supervision Procedures (AP-21-AA-2023-31). This included a strict and thorough assessment of EHang’s production capabilities and quality management system, including a total of 19 elements, such as organizational management, design documents control, personnel capabilities and qualifications, supplier management, production process control, inspection and testing, among others.

Mr. Heyong Lin, Director of the Airworthiness Division of the Central-South Regional Administration of the CAAC, stated, “In the past six months, EHang’s EH216-S has secured three groundbreaking achievements in airworthiness certification: the world’s first TC, PC and standard AC for the passenger-carrying UAV. EHang epitomizes a pioneering enterprise of new business model in the Central and Southern region, representing new quality productive forces. The Central and Southern Regional Administration of the CAAC is dedicated to offering steadfast support to EHang, bolstering the high-quality development of the low-altitude economy.”

Mrs. Dan Xu, Deputy District Mayor of Huangpu District, Guangzhou, stated, “We are glad to witness this important milestone for the EH216-S, signifying it entered into mass production from the design and development stage. It also marks a significant stride towards the industrialization of manufacturing sector in low-altitude economy industry. We believe the collaborative efforts of pioneering low-altitude enterprises like EHang and governments, will infuse the industry with momentum and confidence, propelling the low-altitude economy towards a prosperous future.”

Mr. Huazhi Hu, Founder, Chairman and CEO of EHang, remarked, “The issuance of the PC is pivotal for the EH216-S as it opens the door to mass production, and a crucial step for our advancement towards commercial operations. As of today, the EH216-S has secured the TC, PC, and Standard AC from the CAAC. All the notable accomplishments relied on the collaboration and tireless efforts of the CAAC’s expert team and EHang’s team, and reflected our collective innovation, wisdom and expertise in aircraft design, manufacturing, quality management and other fields. With the PC as the starting point, we are poised to gradually expand production and delivery to meet escalating market demands. Our vision is to introduce safe and reliable pilotless eVTOL aircraft to the global market, thereby offering safe, autonomous and eco-friendly air mobility services to everyone.”

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for passenger-carrying pilotless eVTOL aircraft issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

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